Mail Stop 0407

      March 31, 2005

Via U.S. Mail and Fax (781-251-4655)
Mr. Keith Farrish
Vice President of Finance and Chief Financial Officer
Lojack Corporation
200 Lowder Brook Drive, Suite 100
Westwood, MA  02090

	RE:	Lojack Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 15, 2005
		File Number 1-08439

Dear Mr. Farrish:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Sales and Marketing, page 5

1. We note that you have entered into cooperative arrangements with third parties ... "to increase penetration in existing markets."
Please tell us the nature of these arrangements with third parties.

Results of Operations, page 21

2. We note that Boomerang`s annual sales based on its last fiscal year, as disclosed on page 17, if sustained or exceeded, may have a material impact on your future operations. We also note your disclosure in Note 2 that Boomerang was historically profitable. If there is a reasonable likelihood that reported financial information or any historical trend is not indicative of this segment`s and your future financial condition or future operating performance, please provide the disclosure necessary to enable your investors to understand how the recent acquisition will impact the quality and potential variability of your earnings and cash flows. Refer to Commission Guidance Regarding MD&A at https://www.sec.gov/rules/interp/33-8350.htm.

Factors That May Affect Performance, page 31

3. We note that your Boomerang segment heavily depends on their "alliance with wireless carriers and insurance companies" and one of your key business factors is to continue to "develop relationships with insurance companies to help drive demand, where applicable." Please tell us the nature of Boomerang`s business arrangements with insurance companies and wireless carriers.

Consolidated Statements of Income, page 38

4. Please separately present revenues from product, service and other sales and their related cost of revenues. Refer to Rule 5-
03(b)(1)
and (2) of Regulation S-X.

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 41

5. Tell us how you determine when royalty revenues are earned and your basis for measurement.

6. Please tell us how you concluded that revenue from the sale of LoJack Early Warning units should be deferred over five years (the estimated life of vehicle ownership), whereas revenue from the sale of other LoJack units is generally recognized upon installation and the sale to a third party is recognized upon shipment. Include in your response references to the appropriate accounting literature. Also tell us the circumstances in which you recognize revenue from the sale of other Lojack units other than upon installation.

7. Please tell us how you concluded that the recognition of product revenues upon shipment to third parties is appropriate under GAAP. Include in your response references to the appropriate accounting literature.

8. Please tell us how you concluded that the recognition of Boomerang
Unit product and service contract revenues is appropriate under EITF
00-21.

9. Please tell us how you account for the premiums paid to third parties who are the primary obligors on extended warranty contracts and your obligations to the third party during the policy period.

10. Please tell us if the extended warranty period is the same as the remaining "estimated life of vehicle ownership." If not, tell us why it is appropriate to recognize the extended warranty revenue over a period other than the extended warranty period.

Accounts Receivable, page 43

11. Please tell us the nature of purchased private trade credit insurance. Also tell us how you are accounting for it and your basis for your accounting. Include in your response references to the appropriate accounting literature.

Note 9. Stockholders` Equity, page 53

12. Please tell us the terms of the Special Voting Preferred
Stock.
Also tell us how you accounted for its issuance in the financial statements and the basis for the accounting.

Part II, Item 9A. Controls and Procedures

13. Since it is not apparent whether your certifying officers, in making their conclusions in your Form 10-K, considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), please tell us in your response letter whether your certifying officers concluded, as of the end of the period covered by the report, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state in your response letter, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective.
Please include such conclusions in future filings, as required.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.









      You may contact Kathryn Jacobson, Staff Accountant at (202) 824-5332 or Dean Suehiro, Senior Staff Accountant, at (202) 942-1894
if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 942-1916 or me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Keith Farris
Lojack Corporation
March 31, 2005
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